May 3, 2007

Mail Stop 4561

By U.S. mail and facsimile to (619) 645-5339

Mr. A. Vincent Siciliano
President & Chief Executive Officer
1st Pacific Bancorp
4275 Executive Square – Suite 650
La Jolla, CA 92037

> **Re: 1st Pacific Bancorp**
> **Registration Statement on Form S-4**
> **Filed on April 6, 2007**
> **File Number 333-141955**
>
> **Form 10-K**
> **Filed on March 23, 2007**
> **File Number 000-52436**

Dear Mr. Siciliano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

2.   Please provide the staff with copies of the board books that the Findley Group, Howe Barnes Hoefer & Arnett and Sandler O'Neill Partners provided in connection with the transactions.

3.   Please confirm whether or not 1st Pacific Bancorp exchanged financial projections with Landmark National Bank.

Outside Front Cover Page of the Prospectus

4.   Please revise to include the title and amount of the securities. Refer to Item 501(b)(2).

Table of Contents, page (i)

5.   Revise the table of contents to list all proposals in bold for each company, *e.g.*, Joint Proposal 1 – The Merger, *etc.*

6.   Revise the list of Appendices to disclose in parentheticals, "Dissenters' Rights" for Appendices B & C.

Questions and Answers About This Joint Proxy Material and Voting, page (v)

7.   Please provide the staff with the proxy cards.

8.   Add Q&A for how proration will work. If complex, add an illustration.

How do I vote?, page 2

9.   Please revise to discuss how the telephone and internet voting will be secure, *i.e.*, how will the Company know that only holders are using these means of voting.

10.   Please add a subsection on proration.

Summary, page 7

11.   Please revise to state that the Summary summarizes "material," not selected information.

Opinion of Landmark National Bank's Financial Advisors, page 9

12.   We note that you refer the investor to Appendix C for the opinion of Landmark National Bank's financial advisors; however, Appendix C covers selected sections of chapter 13 of the California Corporation Code. Please revise to direct the investor to Appendix D.

<u>Recommendation of Landmark National Bank's Board of Directors, page 9</u>

13.   Revise this section and the section, "Recommendation of 1st Pacific Bancorp's Board of Directors," to disclose the shares and the percentage of total, beneficially owned by officers and directors, if they have agreed to vote their shares for the merger.

<u>1st Pacific Bank of California and Landmark National Bank are limited, page 16</u>

14.   We note that you state "Pacific Bancorp and Landmark National Bank cannot assure" a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language elsewhere in the Risk Factors.

<u>Selected Financial Data, page 22</u>

15.   We note that you have included only two years of selected financial data for Landmark National Bank. Please revise to include five years of data pursuant to Item 301 of Regulation S-K.

16.   Please revise to include selected quarterly financial data for each quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 302 of Regulation S-K.

<u>Background of the Merger, page 32</u>

17.   Revise either the fourth or fifth paragraphs on page 32 to disclose why Mr. Schmid changed course.

18.   Please revise to expand your discussion to address the negotiation of the principal terms of the merger on page 33, including price.

19.   Revise the second full paragraph on page 33 to elaborate on the changes referred to by the disclosure.

<u>1st Pacific Bancorp Reasons for the Merger, page 36</u>

20.   We note that you provide a list of factors that 1st Pacific Bancorp has considered. Please revise to disclose and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons considered by the board.

Material United States Federal Income Tax Consequences, page 41

21.	We note that you plan to receive a tax opinion from Vavrinek, Trine, Day & Co.,
	LLP. Please revise your exhibit index to indicate this.

Financial Interests in the Merger of Directors and Executive Officers of …, page 45

22.	We note on page 46 that you have tentatively determined to invite
	Christopher McKellar and Ronald Carlson to join 1st Pacific Bancorp's board of
	directors. Please incorporate disclosure under Item 18(a)(7) of Form S-4
	regarding Messrs. McKellar and Carlson when you definitively determine
	whether they will be on your board.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 77

23.	We note that the following items do not reconcile to the respective statements of
	financial condition of 1st Pacific Bank of California beginning on page F(1)-3:
	- Other assets are $7,368 on your pro forma balance sheet compared to 7,349 on
	  your audited balance sheet;
	- Short-term borrowings and subordinated debentures total $29,010 on your pro
	  forma balance sheet compared to $29,000 on your audited balance sheet;
	- Other liabilities total $1,680 on your pro forma balance sheet compared to 1,645
	  on your audited balance sheet;
	- Shareholders equity is $25,936 on your pro forma balance sheet compared to
	  25,963 on your audited balance sheet; and
	Please explain any differences and revise if necessary.

Unaudited Pro Forma Combined Condensed Statement of Earnings, page 78

24.	We noted your pro forma balance sheet and income statement adjustments,
	particularly adjustments (A) and (B). While it is appropriate to include an
	MD&A discussion of management's estimate of how these actions are expected
	to impact the operations and liquidity of your business going forward, the timing
	and effects of these actions are often too uncertain to meet the criteria for pro
	forma adjustments under Article 11 of Regulation S-X. Accordingly, please
	revise to remove the adjustments from your pro forma financial statements, or
	provide us with factually supportable information (i.e., employee termination
	agreements, etc) to substantiate that these adjustments meet the criteria of S-X
	Article 11.

25.	We noted your adjustment for amortization of the core deposit intangible (i.e.
	adjustment B). Please revise to include the estimated useful life over which you
	plan to amortize this intangible asset.

26.   We noted your adjustment for income taxes (i.e. adjustment C). Please revise to quantify the individual components of the adjustment (i.e., income taxes on pro forma adjustments versus adjustment to increase Landmark's provision to 1st Pacific's fully taxable rate), and to explain why it was appropriate to use the *effective* tax rate as opposed to the *statutory* rate.

Transactions With Directors, Executive Officers and Principal Shareholders, page 90

27.   Please revise your disclosure to reflect the wording in the instruction 4(c) to Item 404(a) of Regulation S-K.

28.   Please revise to provide your policies and procedures for the review, approval or ratification of transactions with related persons for 1st Pacific Bancorp and Landmark, or direct us to where you have disclosed this. Refer to Item 404(b) of Regulation S-K.

Summary Compensation, page 95

29.   Please revise to provide narrative disclosure to the summary compensation table and grants of plan-based awards table. Please incorporate all requirements, including the material terms of each executive officer's employment agreement. Refer to Item 402(e) of Regulation S-K.

Employment Agreements, page 100

30.   Please revise to quantify the estimated payments and benefits that would be provided in accordance with Item 402(j) (and its instructions) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Information about 1st Pacific Bancorp
Liquidity and Interest Rate Risk Management, page 109

31.   Please refer to Section IV of SEC Release No. 33-8350 and revise your liquidity and interest risk management discussion to:
   - Include a more robust discussion focusing on your statement of cash flows in analyzing liquidity. Present a balanced discussion dealing with cash flows from operating, investing and financing activities. Discuss the underlying reasons for the changes as well as their reasonably likely impact on future cash flows and management decisions;
   - Discuss the impact of any known trends, events or uncertainties;
   - Discuss changes in the mix and relative cost of capital resources; and
   - Include prospective information regarding your Company's needs for capital, including an enhanced discussion of the impact of the offering on your capital and

liquidity position.

32.   Please revise to separately quantify the gross cash flows for originations, purchases, and principal repayments of loans receivable for each period presented. If material, disclose the purchase of loans on the face of the statements of cash flows (see paragraph 21 of SFAS 104). Separately quantify the gross cash flows for purchases, maturities and prepayments, and sales of available-for-sale securities for each period presented.

Distribution of Average Deposits and Average Rates Paid, page 117

33.   Noting the increasing significance in amounts and rates paid on $100,000 CDs and noting the increasing amount derived from brokers, consider adding a risk factor on the liquidity of 1st Pacific.

Information About Landmark National Bank, page 121

34.   Please revise to provide quantitative and qualitative disclosure regarding market risk. Refer to Item 305 of Regulation S-K.

Certain Relationship and Related Transactions, page 131

35.   Please revise your disclosure to reflect the wording in the instruction 4(c) to Item 404(a) of Regulation S-K.

Information about Landmark National Bank
Liquidity and Asset/Liability Management, page 136

36.   Please refer to Section IV of SEC Release No. 33-8350 and revise your liquidity and interest risk management discussion to:
   - Include a more robust discussion focusing on your statement of cash flows in analyzing liquidity. Present a balanced discussion dealing with cash flows from operating, investing and financing activities. Discuss the underlying reasons for the changes as well as their reasonably likely impact on future cash flows and management decisions;
   - Discuss the impact of any known trends, events or uncertainties;
   - Discuss changes in the mix and relative cost of capital resources; and
   - Include prospective information regarding your Company's needs for capital, including an enhanced discussion of the impact of the offering on your capital and liquidity position.

37.   Please revise to separately quantify the gross cash flows for originations, purchases, and principal repayments of loans receivable for each period

presented. If material, disclose the purchase of loans on the face of the statements of cash flows (see paragraph 21 of SFAS 104).

Comparisons between 1st Pacific Bancorp and Landmark National Bank, page 144

38.   We note that you state that you discuss some of the differences between the rights of the shareholders of Landmark National Bank and 1st Pacific Bancorp. Please confirm that you include the material differences or revise to provide them. Refer to Item 4(a)(4) of Form S-4.

Audited Financial Statements
General

39.   Please note the updating requirements of Rule 3-12 Regulation S-X and provide a current consent in any amendment. Also note that pursuant to the Staff's March 9, 2007 letter in response to your request to not object to the financial presentation of audited financial statements of the Bank in lieu of audited financial statements of Bancorp, if your amendment requires the inclusion of unaudited financial information for the quarter ended March 31, 2007, we would expect the financial statements of Bancorp to be retroactively restated to reflect the January 2007 reorganization.

1st Pacific Bank of California Audited Financial Statements
Statements of Cash Flows, page F(1)-6

40.   We note your disclosure on page 112 that a portion of real estate loans and commercial business loans are made under certain SBA loan programs and are generally structured such that they may be sold. On your statements of operations you recorded brokered loan fees and gain on loan sales of $142,762, $165,963 and $187,982 during the fiscal years ending December 31, 2006, 2005 and 2004, respectively. Please refer to paragraph 9 of SFAS 102 and revise to:

- Describe your accounting policy with respect to loans sales; distinguish between loans originated with the intent to sell and those loans originated with the intent to hold for investment;
- Disclose the reasons for the sales, for example, for liquidity purposes;
- Quantify the dollar amount of loans originated and / or purchased for sale during each of the periods presented; and
- Describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination.

41.   In addition to our comment above, please tell us where the gain/loss on sale of loans is classified on your statements of cash flows, and tell us how you

determined that the proceeds from sales of loans and any cash flows from originations and / or purchases specifically for resale should be reported as investing, rather than operating activities.

Landmark National Bank Audited Financial Statements
Statements of Cash Flows, page F(2)-6

42.   We note your disclosure on page 137 states that you originate or acquire participating interests in loans for your portfolio and for possible sale in the secondary market. We also note disclosure on page F(2)-9 as it relates to loans held for sale and your statement of cash flows in which you recorded gains of $8,527 and $77,692 during the fiscal years ending December 31, 2006 and 2005, respectively. Please refer to paragraph 9 of SFAS 102 and revise to:

- Disclose the reasons for the sales, for example, for liquidity purposes;
- Quantify the dollar amount of loans originated and / or purchased for sale during each of the periods presented; and
- Describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination.

43.   In addition, please tell us how you determined that the proceeds from sales of loans and any cash flows from originations and / or purchases specifically for resale should be reported as investing, rather than operating activities.

Item 21. Exhibits and Financial Statement Schedules

44.   Please include all exhibits, including a draft of the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker, Senior Counsel, at (202) 551-3422 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

Mr. A. Vincent Siciliano
1st Pacific Bancorp
May 3, 2007
Page 10

cc: Kurt L. Kicklighter, Esq.
        Chad R. Ensz, Esq.
        Luce, Forward, Hamilton & Scripps
        600 West Broadway – Suite 2600
        San Diego, CA 92101-3372